UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 2, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Third Quarter of Fiscal 2021 (Nine months ended December 31, 2021) (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	February 2, 2022

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Tomomichi Fujita	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		February 14, 2022	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		-
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2021 (for the nine months ended December 31, 2021)

(1) Consolidated Results of Operations (Accumulated Period)

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
3Q F2021	2,345,453	1.3	497,656	10.8	478,656	35.0
3Q F2020	2,313,082	(21.6)	448,868	(20.0)	354,404	(12.2)

Note:	Comprehensive Income: 3Q F2021: ¥250,949 million, (56.4) %; 3Q F2020: ¥576,850 million, 94.0%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
3Q F2021	188.82	188.81
3Q F2020	139.76	139.76

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
3Q F2021	225,424,989	9,406,254	4.1
Fiscal 2020	225,586,211	9,362,207	4.1

Reference:	Own Capital: As of December 31, 2021: ¥9,286,173 million; As of March 31, 2021: ¥9,256,275 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2020	—	3.75	—	37.50	—
Fiscal 2021	—	40.00	—
Fiscal 2021 (estimate)				40.00	80.00

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No
2.

MHFG conducted a share consolidation of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020.

The impact of the share consolidation is not reflected in Cash Dividends per Share of Common Stock for the end of the second quarter of Fiscal 2020. If the share consolidation were taken into consideration, it would be ¥37.50 per share.

In addition, MHFG left the value of total annual dividend blank (—) as it is inappropriate simply to total the value of the dividend at the end of the second quarter of Fiscal 2020 and the value of the dividend at the end of Fiscal 2020.

3. Consolidated Earnings Estimates for Fiscal 2021 (for the fiscal year ending March 31, 2022)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2021	530,000	12.5	209.07

Notes:	1.	Revision of the latest announced earnings estimates for Fiscal 2021: No
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares during 1Q, 2Q and 3Q and the number of outstanding shares as of December 31, 2021 (which is used as a proxy for the average number of outstanding shares during the remainder of the relevant period).

Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

i. Changes in accounting policies due to revisions of accounting standards: Yes

ii. Changes in accounting policies other than i above: No

iii. Changes in accounting estimates: No

iv. Restatements: No

Note: For more information, please refer to “1.(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

i. Period-end issued shares (including treasury stock):	As of December 31, 2021	2,539,249,894 shares	As of March 31, 2021	2,539,249,894 shares
ii. Period-end treasury stock:	As of December 31, 2021	4,627,426 shares	As of March 31, 2021	3,889,782 shares
iii. Average outstanding shares (accumulated period):	3Q Fiscal 2021	2,534,973,142 shares	3Q Fiscal 2020	2,535,680,257 shares

This immediate release is outside the scope of quarterly review.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K/A furnished to the SEC on December 29, 2021, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1. Matters Related to Summary Information (Notes)	p. 1-2
(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p. 1-2

2. Quarterly Consolidated Financial Statements and Others	p. 1-3
(1) Consolidated Balance Sheets	p. 1-3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p. 1-5
(3) Note for Assumption of Going Concern	p. 1-7
(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p. 1-7
øSELECTED FINANCIAL INFORMATION For the Third Quarter of Fiscal 2021

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in Accounting Policies)

(Accounting Standard for Revenue Recognition and Others)

MHFG has applied “Accounting Standard for Revenue Recognition” (ASBJ Statement No.29, March 31, 2020) and others from the beginning of the first quarter ended June 30, 2021.

In accordance with “Accounting Standard for Revenue Recognition”, MHFG recognizes revenue at the time of the transfer of promised goods or services to the customer in an amount that reflects the consideration to which MHFG expects to be entitled in exchange for those goods or services.

In accordance with transitional treatment set out in the proviso of Article 84 of “Accounting Standard for Revenue Recognition”, the cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were reflected in Retained Earnings as of April 1, 2021, and the new accounting policies are applied from the beginning of the fiscal year.

As a result, Retained Earnings decreased by ¥724 million as of April 1, 2021. The impact on the quarterly consolidated statement of income for the nine months ended December 31, 2021 is immaterial.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2021	As of December 31, 2021
Assets
Cash and Due from Banks	¥47,981,981	¥45,704,859
Call Loans and Bills Purchased	589,776	514,665
Receivables under Resale Agreements	11,623,654	18,937,412
Guarantee Deposits Paid under Securities Borrowing Transactions	2,707,711	1,943,259
Other Debt Purchased	3,208,004	3,363,191
Trading Assets	12,589,294	12,422,209
Money Held in Trust	582,368	569,244
Securities	43,697,262	40,010,578
Loans and Bills Discounted	83,704,675	83,086,006
Foreign Exchange Assets	2,084,756	2,474,865
Derivatives other than for Trading Assets	1,719,349	1,534,822
Other Assets	6,174,020	5,043,282
Tangible Fixed Assets	1,135,449	1,105,251
Intangible Fixed Assets	620,224	595,827
Net Defined Benefit Asset	1,109,107	913,625
Deferred Tax Assets	31,402	33,613
Customers’ Liabilities for Acceptances and Guarantees	6,602,744	7,861,833
Reserves for Possible Losses on Loans	(575,572)	(689,454)
Reserve for Possible Losses on Investments	(0)	(106)

Total Assets	¥225,586,211	¥225,424,989

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2021	As of December 31, 2021
Liabilities
Deposits	¥133,312,406	¥129,003,497
Negotiable Certificates of Deposit	17,192,572	19,285,594
Call Money and Bills Sold	1,312,790	1,386,684
Payables under Repurchase Agreements	18,607,255	22,033,092
Guarantee Deposits Received under Securities Lending Transactions	958,148	887,946
Commercial Paper	2,105,067	1,801,323
Trading Liabilities	8,115,377	6,802,673
Borrowed Money	7,441,822	7,629,722
Foreign Exchange Liabilities	532,042	569,000
Short-term Bonds	456,045	541,811
Bonds and Notes	10,321,672	10,567,749
Due to Trust Accounts	1,160,608	1,197,324
Derivatives other than for Trading Liabilities	1,739,671	1,778,836
Other Liabilities	5,862,013	4,378,626
Reserve for Bonus Payments	104,131	63,566
Reserve for Variable Compensation	2,935	1,521
Net Defined Benefit Liability	71,049	72,126
Reserve for Director and Corporate Auditor Retirement Benefits	683	515
Reserve for Possible Losses on Sales of Loans	1,074	155
Reserve for Contingencies	6,762	8,946
Reserve for Reimbursement of Deposits	22,099	18,859
Reserve for Reimbursement of Debentures	14,419	11,337
Reserves under Special Laws	3,135	3,127
Deferred Tax Liabilities	215,557	51,424
Deferred Tax Liabilities for Revaluation Reserve for Land	61,915	61,436
Acceptances and Guarantees	6,602,744	7,861,833

Total Liabilities	¥216,224,003	¥216,018,735

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,135,940	1,125,324
Retained Earnings	4,421,655	4,703,422
Treasury Stock	(7,124)	(8,246)

Total Shareholders’ Equity	7,807,239	8,077,267

Net Unrealized Gains (Losses) on Other Securities	1,132,460	976,402
Deferred Gains or Losses on Hedges	31,618	(53,315)
Revaluation Reserve for Land	136,384	135,497
Foreign Currency Translation Adjustments	(139,514)	(58,029)
Remeasurements of Defined Benefit Plans	288,088	208,351

Total Accumulated Other Comprehensive Income	1,449,035	1,208,906

Stock Acquisition Rights	134	95
Non-Controlling Interests	105,797	119,985

Total Net Assets	9,362,207	9,406,254

Total Liabilities and Net Assets	¥225,586,211	¥225,424,989

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
Ordinary Income	¥2,313,082	¥2,345,453
Interest Income	990,731	932,956
Interest on Loans and Bills Discounted	707,462	639,491
Interest and Dividends on Securities	171,768	179,667
Fiduciary Income	40,582	44,755
Fee and Commission Income	590,013	648,856
Trading Income	340,662	275,516
Other Operating Income	237,125	239,665
Other Ordinary Income	113,966	203,702
Ordinary Expenses	1,864,213	1,847,796
Interest Expenses	341,112	218,683
Interest on Deposits	114,571	42,572
Fee and Commission Expenses	118,590	127,687
Trading Expenses	9,278	—
Other Operating Expenses	110,581	99,907
General and Administrative Expenses	1,022,627	1,010,145
Other Ordinary Expenses	262,022	391,372

Ordinary Profits	448,868	497,656

Extraordinary Gains	79,434	67,229
Extraordinary Losses	9,876	9,779

Income before Income Taxes	518,426	555,106

Income Taxes:
Current	120,499	94,709
Deferred	39,049	(27,757)

Total Income Taxes	159,549	66,951

Profit	358,876	488,154

Profit Attributable to Non-controlling Interests	4,471	9,497

Profit Attributable to Owners of Parent	¥354,404	¥478,656

1-5

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
Profit	¥358,876	¥488,154
Other Comprehensive Income	217,974	(237,204)
Net Unrealized Gains (Losses) on Other Securities	304,311	(154,295)
Deferred Gains or Losses on Hedges	(19,166)	(84,735)
Foreign Currency Translation Adjustments	(48,477)	72,084
Remeasurements of Defined Benefit Plans	(16,271)	(78,465)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(2,421)	8,207

Comprehensive Income	576,850	250,949

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	576,454	240,222
Comprehensive Income Attributable to Non-controlling Interests	396	10,726

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2021

(Nine months ended December 31, 2021)

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2021	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Net Gains/Losses on Stocks	CON	NON	2-3

3. Unrealized Gains/Losses on Securities	CON	NON	2-4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2-6

5. Status of Non Performing Loans based on the Financial Reconstruction Act (“FRA”)	CON	NON	2-7

6. Status of Deposits and Loans	NON		2-9

Attachments			Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-11
Comparison of Non-Consolidated Statements of Income (selected items)			2-12
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-13
Comparison of Non-Consolidated Statements of Income (selected items)			2-14
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-15
Comparison of Non-Consolidated Statements of Income (selected items)			2-16

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 29, 2021, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2021

1. Income Analysis

Consolidated

		(Billions of yen)
		Third Quarter of Fiscal 2021 (Accumulated Period)		Third Quarter of Fiscal 2020 (Accumulated Period)
			Change
Consolidated Gross Profits	1	1,695.4	75.9	1,619.5
Net Interest Income	2	714.2	64.6	649.6
Fiduciary Income	3	44.7	4.1	40.5
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	521.1	49.7	471.4
Net Trading Income	6	275.5	(55.8)	331.3
Net Other Operating Income	7	139.7	13.2	126.5
General and Administrative Expenses	8	(1,010.1)	12.4	(1,022.6)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(160.3)	(56.3)	(103.9)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	12.3	6.6	5.7
Net Gains (Losses) related to Stocks	11	(29.8)	0.9	(30.8)
Equity in Income from Investments in Affiliates	12	23.3	6.2	17.1
Other	13	(33.2)	2.9	(36.2)

Ordinary Profits	14	497.6	48.7	448.8

Net Extraordinary Gains (Losses)	15	57.4	(12.1)	69.5
Income before Income Taxes	16	555.1	36.6	518.4
Income Taxes	17	(66.9)	92.5	(159.5)
Profit	18	488.1	129.2	358.8
Profit Attributable to Non-controlling Interests	19	(9.4)	(5.0)	(4.4)

Profit Attributable to Owners of Parent	20	478.6	124.2	354.4

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(147.9)	(49.7)	(98.1)

Credit-related Costs [21] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

Reference:
Consolidated Net Business Profits	22	680.7	72.3	608.4

Consolidated Net Business Profits [22] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	161	9	152
Number of affiliates under the equity method	24	24	(2)	26

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		Third Quarter of Fiscal 2021 (Accumulated Period)				Third Quarter of Fiscal 2020 (Accumulated Period)
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,024.7	89.5	1,114.2	30.8	1,083.4
Net Interest Income	2	629.4	13.6	643.0	64.5	578.4
Fiduciary Income	3		45.2	45.2	4.1	41.0
Trust Fees for Jointly Operated Designated Money Trust	4		2.9	2.9	(0.0)	3.0
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	276.7	31.1	307.9	(3.9)	311.8
Net Trading Income	7	43.9	(0.6)	43.3	(48.7)	92.0
Net Other Operating Income	8	74.4	0.2	74.7	14.7	59.9
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(574.0)	(59.7)	(633.8)	23.5	(657.3)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) (1)	10	450.6	29.8	480.4	54.3	426.1
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	11	417.2	29.8	447.0	60.8	386.2
Excluding Net Gains (Losses) from redemption of Investment Trusts	12	406.2	29.8	436.0	56.9	379.0

Reversal of (Provision for) General Reserve for Losses on Loans	13	114.2	(0.7)	113.5	178.7	(65.2)

Net Business Profits	14	564.9	29.0	593.9	233.0	360.9
Net Gains (Losses) related to Bonds	15	33.3	0.0	33.3	(6.4)	39.8

Net Non-Recurring Gains (Losses)	16	(290.3)	4.1	(286.1)	(193.7)	(92.4)
Net Gains (Losses) related to Stocks	17	(32.0)	1.4	(30.5)	11.0	(41.6)
Expenses related to Portfolio Problems	18	(273.6)	(0.0)	(273.7)	(237.6)	(36.0)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	19	11.4	0.0	11.4	6.0	5.3
Other	20	3.8	2.7	6.6	26.8	(20.1)

Ordinary Profits	21	274.6	33.2	307.8	39.3	268.4

Net Extraordinary Gains (Losses)	22	50.5	7.4	57.9	(3.8)	61.8
Income before Income Taxes	23	325.1	40.6	365.7	35.4	330.2
Income Taxes	24	(114.6)	(12.0)	(126.6)	(14.9)	(111.6)

Net Income	25	210.5	28.5	239.0	20.4	218.5

(1)   Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

(2)   Net Business Profits (before Reversal of (Provision for) General Reverse for Losses on Loans) from core business areas[11]

=Net Business Profits (before Reversal of (Provision for) General Reverse for Losses on Loans)[10]-Net Gains (Losses) related to Bonds[15]

Credit-related Costs	26	(147.8)	(0.8)	(148.7)	(52.8)	(95.8)

Credit-related Costs [26] = Expenses related to Portfolio Problems [18] + Reversal of (Provision for) General Reserve for Losses on Loans [13] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [19] + Credit Costs for Trust Accounts [5]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	27		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	28	114.2	(0.7)	113.5	178.4	(64.9)
Losses on Write-offs of Loans	29	3.0	(0.0)	2.9	8.6	(5.6)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	30	(265.0)	(0.0)	(265.0)	(239.7)	(25.3)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	31	0.1	—	0.1	0.1	(0.0)
Reversal of (Provision for) Reserve for Contingencies	32	(0.0)	—	(0.0)	(1.6)	1.6
Other (including Losses on Sales of Loans)	33	(0.2)	—	(0.2)	1.1	(1.4)
Total	34	(147.8)	(0.8)	(148.7)	(52.8)	(95.8)

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	Third Quarter of Fiscal 2021 (Accumulated Period)		Third Quarter of Fiscal 2020 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	(29.8)	0.9	(30.8)
Gains on Sales	160.7	76.1	84.5
Losses on Sales	(123.5)	(96.2)	(27.3)
Impairment (Devaluation)	(39.7)	21.1	(60.8)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.1)	(0.1)	—
Gains (Losses) on Derivatives other than for Trading	(27.0)	0.0	(27.1)
Non-Consolidated
Aggregate Figures for the 2 Banks	Third Quarter of Fiscal 2021 (Accumulated Period)		Third Quarter of Fiscal 2020 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	(30.5)	11.0	(41.6)
Gains on Sales	155.9	81.8	74.0
Losses on Sales	(120.3)	(95.6)	(24.6)
Impairment (Devaluation)	(38.9)	24.7	(63.7)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.1)	0.0	(0.1)
Gains (Losses) on Derivatives other than for Trading	(27.0)	0.0	(27.1)

Mizuho Bank	Third Quarter of Fiscal 2021 (Accumulated Period)		Third Quarter of Fiscal 2020 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	(32.0)	8.1	(40.2)
Gains on Sales	154.2	88.7	65.5
Losses on Sales	(120.3)	(98.8)	(21.4)
Impairment (Devaluation)	(38.8)	22.6	(61.4)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.1)	0.0	(0.1)
Gains (Losses) on Derivatives other than for Trading	(27.0)	(4.3)	(22.7)

Mizuho Trust & Banking	Third Quarter of Fiscal 2021 (Accumulated Period)		Third Quarter of Fiscal 2020 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	1.4	2.8	(1.4)
Gains on Sales	1.6	(6.8)	8.5
Losses on Sales	(0.0)	3.1	(3.2)
Impairment (Devaluation)	(0.1)	2.0	(2.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	4.4	(4.4)

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

		(Billions of yen)
		As of December 31, 2021				As of March 31, 2021				As of September 30, 2021 (Reference)
		Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
MHFG (Consolidated)		(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
	Other Securities	38,096.8	1,366.9	1,748.5	381.5	42,534.8	1,603.2	1,989.8	386.5	41,930.3	1,627.1	1,986.5	359.3
	Japanese Stocks	2,695.6	1,575.4	1,618.7	43.2	2,865.9	1,698.2	1,744.6	46.3	2,933.1	1,734.5	1,780.9	46.4
	Japanese Bonds	20,461.1	(32.2)	20.1	52.3	24,145.0	(44.9)	24.7	69.7	22,433.9	(35.1)	22.0	57.1
	Japanese Government Bonds	16,886.0	(20.8)	2.7	23.6	20,920.5	(31.7)	3.5	35.3	19,003.0	(24.3)	1.1	25.4
	Other	14,940.0	(176.2)	109.6	285.9	15,523.8	(50.0)	220.4	270.4	16,563.3	(72.2)	183.5	255.8
	Foreign Bonds	12,112.7	(164.5)	3.3	167.9	12,433.9	(33.0)	66.6	99.6	13,489.3	(47.7)	58.1	105.8

*   In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*   Unrealized Gains/Losses include ¥25.3 billion, ¥38.0 billion and ¥32.4 billion, which were recognized in the statement of income for December 31, 2021, September 30, 2021 and March 31, 2021, respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity

		(Billions of yen)
		As of December 31, 2021				As of March 31, 2021				As of September 30, 2021 (Reference)
		Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
				Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)		1,458.8	(1.1)	12.4	13.6	885.5	18.0	21.2	3.1	1,394.1	9.4	15.8	6.4
Non-Consolidated Aggregate Figures for the 2 Banks (1) Other Securities
		(Billions of yen)
		As of December 31, 2021				As of March 31, 2021				As of September 30, 2021 (Reference)
		Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
MHBK		(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
	Other Securities	36,702.8	1,207.0	1,586.9	379.9	41,113.3	1,441.2	1,826.4	385.1	40,438.6	1,457.7	1,815.0	357.2
	Japanese Stocks	2,445.7	1,418.7	1,461.1	42.3	2,625.6	1,539.5	1,585.8	46.3	2,673.3	1,568.3	1,613.4	45.1
	Japanese Bonds	20,357.0	(33.0)	19.2	52.3	24,010.6	(45.8)	23.8	69.7	22,298.2	(36.0)	21.0	57.0
	Japanese Government Bonds	16,874.8	(20.8)	2.7	23.6	20,879.3	(31.7)	3.5	35.2	18,961.8	(24.3)	1.1	25.4
	Other	13,899.9	(178.6)	106.5	285.2	14,477.0	(52.4)	216.7	269.1	15,467.0	(74.5)	180.5	255.0
	Foreign Bonds	11,655.6	(164.6)	2.4	167.1	12,031.1	(32.5)	65.8	98.3	13,019.1	(47.9)	57.1	105.1
MHTB
	Other Securities	250.9	82.3	85.5	3.1	275.1	86.3	88.6	2.2	290.6	89.6	93.1	3.5
	Japanese Stocks	160.8	81.1	84.2	3.0	154.2	85.0	87.3	2.2	169.2	88.3	91.8	3.4
	Japanese Bonds	84.2	0.8	0.8	0.0	114.8	0.9	0.9	0.0	115.6	0.8	0.9	0.0
	Japanese Government Bonds	—	—	—	—	30.0	(0.0)	—	0.0	30.0	(0.0)	—	0.0
	Other	5.7	0.4	0.4	0.0	6.0	0.3	0.3	0.0	5.8	0.3	0.3	0.0
	Foreign Bonds	—	—	—	—	—	—	—	—	—	—	—	—

Total
	Other Securities	36,953.7	1,289.3	1,672.4	383.0	41,388.5	1,527.5	1,915.0	387.4	40,729.3	1,547.4	1,908.2	360.8
	Japanese Stocks	2,606.6	1,499.8	1,545.3	45.4	2,779.8	1,624.5	1,673.1	48.5	2,842.6	1,656.6	1,705.2	48.6
	Japanese Bonds	20,441.3	(32.2)	20.1	52.3	24,125.5	(44.9)	24.7	69.7	22,413.8	(35.1)	22.0	57.1
	Japanese Government Bonds	16,874.8	(20.8)	2.7	23.6	20,909.3	(31.7)	3.5	35.3	18,991.8	(24.3)	1.1	25.4
	Other	13,905.7	(178.2)	106.9	285.2	14,483.0	(52.0)	217.0	269.1	15,472.8	(74.1)	180.9	255.0
	Foreign Bonds	11,655.6	(164.6)	2.4	167.1	12,031.1	(32.5)	65.8	98.3	13,019.1	(47.9)	57.1	105.1

*   In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.

*   Unrealized Gains/Losses include ¥25.3 billion, ¥38.0 billion and ¥32.4 billion, which were recognized in the statement of income (aggregate figures for the 2 banks) for December 31, 2021, September 30, 2021 and March 31, 2021 respectively, by applying the fair-value hedge method.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of December 31, 2021				As of March 31, 2021				As of September 30, 2021 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHBK	1,458.8	(1.1)	12.4	13.6	885.5	18.0	21.2	3.1	1,394.1	9.4	15.8	6.4
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	1,458.8	(1.1)	12.4	13.6	885.5	18.0	21.2	3.1	1,394.1	9.4	15.8	6.4
(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of December 31, 2021				As of March 31, 2021				As of September 30, 2021 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHBK	135.7	226.5	226.8	0.3	135.7	286.5	286.5	0.0	135.7	311.8	311.9	0.1
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	135.7	226.5	226.8	0.3	135.7	286.5	286.5	0.0	135.7	311.8	311.9	0.1

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments. The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of December 31, 2021		As of March 31, 2021	As of September 30, 2021 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,341.5	(229.1)	1,570.7	1,589.0
Japanese Stocks	1,550.1	(115.6)	1,665.7	1,696.4
Japanese Bonds	(32.2)	12.7	(44.9)	(35.1)
Japanese Government Bonds	(20.8)	10.8	(31.7)	(24.3)
Other	(176.2)	(126.2)	(50.0)	(72.2)
Foreign Bonds	(164.5)	(131.5)	(33.0)	(47.7)
Non-Consolidated Aggregate Figures for the 2 Banks
	(Billions of yen)
	As of December 31, 2021		As of March 31, 2021	As of September 30, 2021 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,264.0	(231.0)	1,495.0	1,509.3
Japanese Stocks	1,474.5	(117.5)	1,592.0	1,618.6
Japanese Bonds	(32.2)	12.7	(44.9)	(35.1)
Japanese Government Bonds	(20.8)	10.8	(31.7)	(24.3)
Other	(178.2)	(126.1)	(52.0)	(74.1)
Foreign Bonds	(164.6)	(132.0)	(32.5)	(47.9)

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2021			As of March 31, 2021			As of September 30, 2021 (Reference)
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	1,066.2	1,143.4	(77.2)	1,168.8	1,125.5	43.2	1,097.4	1,097.3	0.0
MHTB	10.7	16.0	(5.2)	9.6	13.3	(3.7)	10.0	16.8	(6.8)
Total	1,076.9	1,159.5	(82.5)	1,178.4	1,138.9	39.5	1,107.4	1,114.2	(6.7)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Non Performing Loans based on the Financial Reconstruction Act(“FRA”)

Consolidated

	(Billions of yen)
	As of December 31, 2021	Change	As of March 31, 2021	As of September 30, 2021 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	48.8	(6.6)	55.5	54.3
Claims with Collection Risk	703.6	293.9	409.7	327.0
Claims for Special Attention	376.2	(1.3)	377.5	458.2
Sub-total[1]	1,128.7	285.9	842.8	839.6
Normal Claims	93,910.2	723.4	93,186.7	92,186.2

Total[2]	95,039.0	1,009.3	94,029.6	93,025.8

	(%)
NPL ratio[1]/[2]	1.18	0.29	0.89	0.90

Above figures are presented net of partial direct write-offs.

Trust Account
	(Billions of yen)
	As of December 31, 2021	Change	As of March 31, 2021	As of September 30, 2021 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	—	—	—	—
Claims for Special Attention	—	—	—	—
Sub-total[3]	—	—	—	—
Normal Claims	4.1	(0.6)	4.7	4.2

Total[4]	4.1	(0.6)	4.7	4.2

	(%)
NPL ratio[3]/[4]	—	—	—	—

Consolidated + Trust Account
	(Billions of yen)
	As of December 31, 2021	Change	As of March 31, 2021	As of September 30, 2021 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	48.8	(6.6)	55.5	54.3
Claims with Collection Risk	703.6	293.9	409.7	327.0
Claims for Special Attention	376.2	(1.3)	377.5	458.2
Sub-total[5]	1,128.7	285.9	842.8	839.6
Normal Claims	93,914.4	722.8	93,191.5	92,190.5

Total[6]	95,043.1	1,008.7	94,034.4	93,030.1

	(%)
NPL ratio[5]/[6]	1.18	0.29	0.89	0.90

Trust account represents trust accounts that guarantee principals in the agreement.

2-7

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of December 31, 2021	Change	As of March 31, 2021	As of September 30, 2021 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	38.5	(10.1)	48.7	43.5
Claims with Collection Risk	705.7	294.6	411.0	327.2
Claims for Special Attention	338.5	5.5	333.0	418.4
Sub-total[1]	1,082.8	290.0	792.7	789.2
Normal Claims	95,413.4	269.0	95,144.3	93,455.4

Total[2]	96,496.2	559.1	95,937.1	94,244.7

	(%)
NPL ratio[1]/[2]	1.12	0.29	0.82	0.83

Above figures are presented net of partial direct write-offs.

Mizuho Bank

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	38.1	(10.2)	48.4	43.3
Claims with Collection Risk	701.0	296.4	404.6	322.4
Claims for Special Attention	337.2	4.7	332.5	417.1
Sub-total[3]	1,076.5	290.8	785.6	782.9
Normal Claims	92,193.8	424.9	91,768.8	90,261.9

Total[4]	93,270.3	715.8	92,554.5	91,044.9

	(%)
NPL ratio[3]/[4]	1.15	0.30	0.84	0.85

Above figures are presented net of partial direct write-offs.

Mizuho Trust & Banking

(Banking Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	0.4	0.1	0.2	0.2
Claims with Collection Risk	4.6	(1.7)	6.4	4.7
Claims for Special Attention	1.2	0.8	0.4	1.2
Sub-total[5]	6.3	(0.8)	7.1	6.3
Normal Claims	3,215.4	(155.2)	3,370.6	3,189.1

Total[6]	3,221.7	(156.1)	3,377.8	3,195.4

	(%)
NPL ratio[5]/[6]	0.19	(0.01)	0.21	0.19

Above figures are presented net of partial direct write-offs.

(Trust Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	—	—	—	—
Claims for Special Attention	—	—	—	—
Sub-total[7]	—	—	—	—
Normal Claims	4.1	(0.6)	4.7	4.2

Total[8]	4.1	(0.6)	4.7	4.2

	(%)
NPL ratio[7]/[8]	—	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2021	Change	As of March 31, 2021	As of September 30, 2021 (Reference)
MHBK	124,013.3	(4,265.6)	128,279.0	124,153.0
MHTB	2,665.9	(213.9)	2,879.9	2,664.7

Total	126,679.3	(4,479.6)	131,158.9	126,817.8

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2021	Change	As of March 31, 2021	As of September 30, 2021 (Reference)
MHBK	103,532.9	(4,630.4)	108,163.3	104,960.2
Individual deposits	47,488.5	996.9	46,491.5	46,870.1
MHTB	2,665.9	(213.9)	2,879.9	2,664.7
Individual deposits	823.4	(6.6)	830.1	832.6

Total	106,198.9	(4,844.4)	111,043.3	107,624.9

Individual deposits	48,311.9	990.3	47,321.6	47,702.7

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2021	Change	As of March 31, 2021	As of September 30, 2021 (Reference)
MHBK	81,179.9	(894.6)	82,074.5	80,080.8
MHTB	3,205.2	(157.0)	3,362.2	3,179.3

Total	84,385.1	(1,051.6)	85,436.8	83,260.1

Note: Loans to MHFG are included as follows:

As of December 31, 2021: ¥700.0 billion (from MHBK)

As of September 30, 2021: ¥590.0 billion (from MHBK)

As of March 31, 2021: ¥850.0 billion (from MHBK)

2-9

Mizuho Financial Group, Inc.

(3) Interest Margins (Domestic Operations)

		(%)
		Third Quarter of Fiscal 2021 (Accumulated Period)		Third Quarter of Fiscal 2020 (Accumulated Period)
Mizuho Bank			Change
Return on Loans and Bills Discounted	1	0.74	0.02	0.72
Cost of Deposits	2	0.00	(0.00)	0.00

Loan and Deposit Rate Margin [1]-[2]	3	0.74	0.02	0.71

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	4	0.76	0.01	0.74
Loan and Deposit Rate Margin [4]-[2]	5	0.75	0.01	0.74

		(%)
		Third Quarter of Fiscal 2021 (Accumulated Period)		Third Quarter of Fiscal 2020 (Accumulated Period)
Mizuho Trust & Banking			Change
Return on Loans and Bills Discounted	6	0.59	0.01	0.57
Cost of Deposits	7	0.01	(0.00)	0.01

Loan and Deposit Rate Margin [6]-[7]	8	0.58	0.01	0.56

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	9	0.60	(0.00)	0.60
Loan and Deposit Rate Margin [9]-[7]	10	0.59	(0.00)	0.59

(Reference)		(%)
		Third Quarter of Fiscal 2021 (Accumulated Period)		Third Quarter of Fiscal 2020 (Accumulated Period)
Aggregate Figures for the 2 Banks			Change

Return on Loans and Bills Discounted	11	0.73	0.02	0.71
Cost of Deposits	12	0.00	(0.00)	0.00

Loan and Deposit Rate Margin [11]-[12]	13	0.73	0.02	0.71

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	14	0.75	0.01	0.73
Loan and Deposit Rate Margin [14]-[12]	15	0.74	0.01	0.73

2-10

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of December 31, 2021 (A)	As of March 31, 2021 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥42,765,377	¥45,460,471	¥(2,695,094)
Call Loans	899,300	967,504	(68,204)
Receivables under Resale Agreements	8,671,369	2,376,420	6,294,949
Guarantee Deposits Paid under Securities Borrowing Transactions	152,678	151,282	1,396
Other Debt Purchased	531,027	482,837	48,190
Trading Assets	4,214,000	4,655,665	(441,665)
Money Held in Trust	504	503	0
Securities	39,980,223	43,720,657	(3,740,433)
Loans and Bills Discounted	81,179,977	82,074,591	(894,614)
Foreign Exchange Assets	2,362,368	2,016,766	345,602
Derivatives other than for Trading	3,303,575	3,998,530	(694,955)
Other Assets	3,824,453	4,920,054	(1,095,600)
Tangible Fixed Assets	860,097	881,564	(21,467)
Intangible Fixed Assets	347,681	360,296	(12,615)
Prepaid Pension Cost	443,269	524,167	(80,898)
Deferred Tax Assets	88,640	—	88,640
Customers’ Liabilities for Acceptances and Guarantees	8,143,734	6,828,085	1,315,649
Reserves for Possible Losses on Loans	(652,878)	(536,101)	(116,776)
Reserve for Possible Losses on Investments	(106)	—	(106)

Total Assets	¥197,115,295	¥198,883,298	¥(1,768,002)

Liabilities
Deposits	¥124,013,371	¥128,279,005	¥(4,265,633)
Negotiable Certificates of Deposit	18,455,360	16,684,774	1,770,586
Call Money	1,083,846	1,061,104	22,741
Payables under Repurchase Agreements	10,652,886	8,760,834	1,892,052
Guarantee Deposits Received under Securities Lending Transactions	175,849	170,648	5,200
Commercial Paper	1,801,323	2,105,067	(303,743)
Trading Liabilities	2,503,170	3,255,476	(752,305)
Borrowed Money	15,365,063	15,084,290	280,772
Foreign Exchange Liabilities	758,005	717,422	40,582
Bonds and Notes	836,823	911,779	(74,955)
Derivatives other than for Trading	3,551,382	4,016,868	(465,486)
Other Liabilities	2,484,642	3,448,928	(964,286)
Reserve for Bonus Payments	4,574	25,042	(20,468)
Reserve for Variable Compensation	463	983	(520)
Reserve for Possible Losses on Sales of Loans	155	1,074	(919)
Reserve for Contingencies	3,212	3,092	120
Reserve for Reimbursement of Deposits	17,547	20,540	(2,993)
Reserve for Reimbursement of Debentures	11,337	14,419	(3,081)
Deferred Tax Liabilities	—	38,723	(38,723)
Deferred Tax Liabilities for Revaluation Reserve for Land	61,436	61,915	(479)
Acceptances and Guarantees	8,143,734	6,828,085	1,315,649

Total Liabilities	189,924,188	191,490,080	(1,565,892)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,167	2,286,167	—
Capital Reserve	655,450	655,450	—
Other Capital Surplus	1,630,716	1,630,716	—
Retained Earnings	2,549,890	2,514,003	35,886
Appropriated Reserve	389,012	353,908	35,103
Other Retained Earnings	2,160,877	2,160,095	782
Retained Earnings Brought Forward	2,160,877	2,160,095	782

Total Shareholders’ Equity	6,240,122	6,204,236	35,886

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	869,640	1,023,139	(153,498)
Net Deferred Hedge Gains (Losses), net of Taxes	(54,152)	29,458	(83,611)
Revaluation Reserve for Land, net of Taxes	135,497	136,384	(887)

Total Valuation and Translation Adjustments	950,984	1,188,982	(237,997)

Total Net Assets	7,191,107	7,393,218	(202,110)

Total Liabilities and Net Assets	¥197,115,295	¥198,883,298	¥(1,768,002)

2-11

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the nine months ended December 31, 2021 (A)	For the nine months ended December 31, 2020 (B)	Change (A) - (B)
Ordinary Income	¥1,547,997	¥1,510,567	¥37,430
Interest Income	802,959	848,048	(45,089)
Interest on Loans and Bills Discounted	564,812	621,455	(56,642)
Interest and Dividends on Securities	169,768	158,586	11,181
Fee and Commission Income	386,763	365,291	21,471
Trading Income	43,964	91,454	(47,489)
Other Operating Income	140,929	131,643	9,286
Other Ordinary Income	173,381	74,129	99,251

Ordinary Expenses	1,273,396	1,268,267	5,129
Interest Expenses	173,516	287,933	(114,416)
Interest on Deposits	22,482	96,357	(73,875)
Fee and Commission Expenses	109,965	73,612	36,353
Trading Expenses	—	378	(378)
Other Operating Expenses	66,430	79,692	(13,261)
General and Administrative Expenses	547,324	585,826	(38,501)
Other Ordinary Expenses	376,158	240,822	135,335

Ordinary Profits	274,601	242,300	32,301

Extraordinary Gains	59,471	63,246	(3,775)

Extraordinary Losses	8,935	6,798	2,137

Income before Income Taxes	325,137	298,748	26,388
Income Taxes:
Current	140,748	76,137	64,611
Deferred	(26,129)	27,544	(53,674)

Net Income	¥210,518	¥195,067	¥15,451

2-12

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of December 31, 2021 (A)	As of March 31, 2021 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,131,573	¥2,010,405	¥121,167
Call Loans	—	22,134	(22,134)
Guarantee Deposits Paid under Securities Borrowing Transactions	20,067	—	20,067
Other Debt Purchased	40,312	26,092	14,219
Trading Assets	—	130,476	(130,476)
Money Held in Trust	25,907	9,804	16,102
Securities	298,599	321,504	(22,904)
Loans and Bills Discounted	3,205,201	3,362,267	(157,065)
Foreign Exchange Assets	3,812	6,313	(2,500)
Other Assets	232,757	321,181	(88,424)
Tangible Fixed Assets	100,406	102,139	(1,732)
Intangible Fixed Assets	22,647	25,486	(2,838)
Prepaid Pension Cost	64,708	65,962	(1,254)
Customers’ Liabilities for Acceptances and Guarantees	14,579	14,008	570
Reserves for Possible Losses on Loans	(3,979)	(4,196)	217

Total Assets	¥6,156,594	¥6,413,579	¥(256,985)

Liabilities
Deposits	¥2,665,964	¥2,879,951	¥(213,987)
Negotiable Certificates of Deposit	786,880	618,380	168,500
Call Money	602,555	581,838	20,717
Trading Liabilities	—	131,235	(131,235)
Borrowed Money	300,000	375,082	(75,082)
Foreign Exchange Liabilities	5	—	5
Due to Trust Accounts	1,197,324	1,160,608	36,716
Other Liabilities	33,123	23,141	9,982
Reserve for Bonus Payments	42	3,199	(3,156)
Reserve for Variable Compensation	184	380	(195)
Provision for Retirement Benefits	6,159	260	5,899
Reserve for Reimbursement of Deposits	1,311	1,558	(247)
Reserve for Loss of Transfer	3,827	4,814	(987)
Deferred Tax Liabilities	18,607	15,515	3,091
Acceptances and Guarantees	14,579	14,008	570

Total Liabilities	5,630,565	5,809,974	(179,409)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	282,340	275,949	6,390
Appropriated Reserve	150,297	45,865	104,432
Other Retained Earnings	132,042	230,083	(98,041)
Retained Earnings Brought Forward	132,042	230,083	(98,041)
Treasury Stock	(79,999)	—	(79,999)

Total Shareholders’ Equity	465,214	538,824	(73,609)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	64,472	67,360	(2,888)
Net Deferred Hedge Gains (Losses), net of Taxes	(3,657)	(2,579)	(1,078)

Total Valuation and Translation Adjustments	60,814	64,781	(3,967)

Total Net Assets	526,029	603,605	(77,576)

Total Liabilities and Net Assets	¥6,156,594	¥6,413,579	¥(256,985)

2-13

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the nine months ended December 31, 2021 (A)	For the nine months ended December 31, 2020 (B)	Change (A) - (B)
Ordinary Income	¥125,654	¥134,413	¥(8,759)
Fiduciary Income	45,212	41,028	4,184
Interest Income	19,065	25,196	(6,130)
Interest on Loans and Bills Discounted	14,839	16,207	(1,367)
Interest and Dividends on Securities	2,894	7,375	(4,481)
Fee and Commission Income	58,287	45,767	12,520
Trading Income	—	983	(983)
Other Operating Income	277	11,833	(11,556)
Other Ordinary Income	2,810	9,604	(6,794)

Ordinary Expenses	92,453	108,260	(15,806)
Interest Expenses	5,446	6,811	(1,364)
Interest on Deposits	230	313	(83)
Fee and Commission Expenses	27,162	25,547	1,615
Trading Expenses	640	—	640
Other Operating Expenses	9	3,804	(3,794)
General and Administrative Expenses	56,002	59,899	(3,897)
Other Ordinary Expenses	3,192	12,197	(9,005)

Ordinary Profits	33,200	26,153	7,046

Extraordinary Gains	7,742	6,569	1,173

Extraordinary Losses	341	1,188	(847)

Income before Income Taxes	40,601	31,533	9,067
Income Taxes:
Current	7,438	2,934	4,504
Deferred	4,610	5,074	(463)

Net Income	¥28,552	¥23,524	¥5,027

2-14

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of December 31, 2021 (A)	As of March 31, 2021 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥336,594	¥369,894	¥(33,300)
Cash Segregated as Deposits for Customers and Others	526,979	554,281	(27,302)
Trading Assets	6,343,228	6,222,426	120,802
Operating Investment Securities	37,417	34,338	3,079
Receivables Related to Margin Transactions	32,660	32,553	106
Collateralized Short-Term Financing Agreements-Receivable	4,411,709	4,520,477	(108,767)
Advances Paid	528	441	87
Securities: Fail to Deliver	22,762	15,265	7,497
Short-Term Loans Receivable	49,121	36,085	13,036
Other Current Assets	525,695	461,711	63,984
Less: Allowance for Doubtful Accounts	(80)	(276)	195
Noncurrent Assets
Property and Equipment	18,255	19,775	(1,520)
Intangible Assets	62,222	66,544	(4,321)
Investments and Other Assets	306,666	314,486	(7,819)

Total Assets	¥12,673,759	¥12,648,003	¥25,755

Liabilities
Current Liabilities
Trading Liabilities	¥3,932,792	¥4,765,362	¥(832,569)
Payables—Unsettled Trades	134,114	253,734	(119,619)
Payables Related to Margin Transactions	51,744	39,793	11,950
Collateralized Short-Term Financing Agreements-Payable	4,440,757	3,510,972	929,785
Deposits Received	528,358	444,112	84,246
Guarantee Deposits Received	336,234	417,142	(80,907)
Securities: Fail to Receive	2,533	2,854	(320)
Short-Term Borrowings	721,575	806,728	(85,152)
Commercial Paper	490,500	423,500	67,000
Bonds and Notes Due within One Year	121,168	127,648	(6,479)
Income Taxes Payable	1,344	11,565	(10,221)
Accrued Employees’ Bonuses	19,161	25,365	(6,203)
Provision for Variable Compensation	278	788	(509)
Other Current Liabilities	27,835	50,122	(22,286)
Noncurrent Liabilities
Bonds and Notes	731,656	623,175	108,481
Long-Term Borrowings	530,500	150,400	380,100
Provision for Retirement Benefits	22,086	21,216	869
Reserve for Loss of Transfer	2,984	4,194	(1,209)
Other Noncurrent Liabilities	3,040	3,132	(91)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	3,127	3,135	(7)

Total Liabilities	12,101,799	11,684,945	416,854

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid—in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	420,761	440,661	(19,899)
Other Retained Earnings	420,761	440,661	(19,899)
Retained Earnings Brought Forward	420,761	440,661	(19,899)
Treasury Stock	(369,999)	—	(369,999)

Total Shareholders’ Equity	557,578	947,478	(389,899)

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	24,151	25,339	(1,188)
Net Deferred Gains or Losses on Hedges, net of Tax	(9,769)	(9,759)	(10)

Total Valuation and Translation Adjustments	14,381	15,580	(1,198)

Total Net Assets	571,960	963,058	(391,098)

Total Liabilities and Net Assets	¥12,673,759	¥12,648,003	¥25,755

2-15

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the nine months ended December 31, 2021 (A)	For the nine months ended December 31, 2020 (B)	Change (A) - (B)
Operating Revenues	¥294,305	¥290,450	¥3,854
Commissions	143,531	132,423	11,108
Net Gain on Trading	103,367	104,110	(743)
Net Gain on Operating Investment Securities	(2,066)	1,071	(3,138)
Interest and Dividend Income	49,472	52,844	(3,371)

Interest Expenses	36,827	40,050	(3,223)

Net Operating Revenues	257,477	250,400	7,077

Selling, General and Administrative Expenses	193,443	192,908	534
Transaction-Related Expenses	55,609	52,755	2,854
Personnel Expenses	72,994	73,266	(272)
Real Estate Expenses	15,547	15,938	(390)
Administrative Expenses	29,164	29,581	(417)
Depreciation and Amortization	14,098	15,199	(1,100)
Taxes and Dues	4,331	4,363	(31)
Provision of Allowance for Doubtful Accounts	4	(25)	30
Other	1,692	1,829	(137)

Operating Income	64,034	57,491	6,542

Non-Operating Income	2,700	3,559	(859)
Non-Operating Expenses	440	170	269

Ordinary Income	66,294	60,880	5,413

Extraordinary Gain	1,068	12,049	(10,981)

Extraordinary Loss	3,813	1,844	1,968

Income before Income Taxes	63,549	71,085	(7,536)
Income Taxes:
Current	8,992	8,995	(2)
Deferred	(1,110)	616	(1,727)

Net Income	¥55,666	¥61,472	¥(5,806)

2-16